Exhibit 99.1

DURBAN ROODEPOORT DEEP, LIMITED

(Incorporated in the Republic of South Africa)

Registration No.1895/000926/06

ARBN: 086 277616

JSE trading symbol: DUR

ISIN Code: ZAE 000015079

Issuer code: DUSM

NASDAQ trading symbol: DROOY

(“DRD”)

REPORT TO SHAREHOLDERS FOR THE 4th QUARTER ENDED 30 JUNE 2004 OF THE 2004 FINANCIAL YEAR

Group Results

KEY FEATURES

US$40 per ounce cash margin

45.33% ownership of Emperor

Australasian operations – 70 000 ounces @ US$200 per ounce

Ore reserves confirmed at 11.7 million ounces

Year-end impairment of mining assets and investments – US$15.3 million

		Quarter Jun 2004	Quarter Mar 2004	12 months to Jun 2004

Gold production (attributable)	oz	228 465	240 758	905 023
	kg	7 106	7 488	28 149
Cash operating costs	US$/oz	355	318	344
	R/kg	76 031	69 329	76 209
Gold price received	US$/oz	395	406	391
	R/kg	85 804	88 577	86 788
Capital expenditure	US$m	4.5	5.9	23.2
	R m	30.1	39.9	160.4

STOCK

ISSUED CAPITAL

233 307 667 ordinary no par value shares

5 000 000 cumulative preference shares

Total ordinary no par value shares issued and committed: 259 253 030

STOCK TRADED	JSE	ASX	NASDAQ	FRANKFURT
Avg. volume for the quarter per day (000)	83	5	2 642	86
% of issued stock traded (annualised)	9%	1%	296%	10%

Price - High	R	23.00	A$	4.55	US$	3.58	EURO	2.82
- Low	R	15.25	A$	3.41	US$	2.23	EURO	2.00
- Close	R	15.70	A$	3.60	US$	2.52	EURO	2.11

ADDRESS DETAILS

REGISTERED OFFICE:	SHARE TRANSFER SECRETARIES:
45 Empire Road, Parktown,	Ultra Registrars (Pty) Ltd,
South Africa	PO Box 4844,
PO Box 390,	Johannesburg 2000,
Maraisburg 1700,	South Africa
South Africa

UNITED KINGDOM SECRETARIES:	DEPOSITORY BANK:
St. James’s Corporate Services Ltd,	American Depository Receipts,
6 St. James’s Place,	The Bank of New York,
London	Shareholders Relations Department,
SW IA INP	101 Barclay Street,
New York, NY 10296

FORWARD LOOKING STATEMENTS

Some of the information in this voluntary release may contain projections or other forward looking statements regarding future events or other future financial performance, including statements regarding the production performance at the South African operations, and DRD’s ability to diversify its assets and grow outside South Africa. We wish to caution you that these forward-looking statements are not guarantees or predictions of future performance, and involve known or unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual events or results to differ materially from those expressed in the statements contained in this release. Factors that could cause or contribute to such differences are discussed in the sections entitled ‘Risk Factors’ included in our annual report on Form 20-F for the fiscal year ended 30 June 2003, which we filed with the United States Securities and Exchange Commission on 30 December 2003 and is available on the SEC’s website at www.sec.gov.  We undertake no obligation to publicly update or release results of any of these projections or forward looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unexpected results.

LETTER TO SHAREHOLDERS

Dear shareholder

Our gold price received for the quarter decreased by US$11 per ounce to US$395 per ounce, which together with the continued strength of the Rand kept the Rand gold price depressed at R85 804 per kilogram (previous quarter: R88 577 per kilogram). Gold production decreased by 5% relative to the previous quarter due to shaft closures and operational problems at the Blyvooruitzicht mine. The South African operations made a cash operating loss of US$6.5 million but this was offset by a strong performance from the Australasian operations, which recorded a cash operating profit of US$14.5 million. Total cash operating profit for the quarter was US$8.0 million.

Due to the financial year-end and Rand strength, we have made certain adjustments detailed below to the carrying values of our South African Operations that, together with increased depreciation and deferred tax adjustments resulted in a loss before taxation and other items of US$24.9 million and a net loss applicable to stockholders of US$42.3 million for the quarter.

South African Operations

The North West Operation has continued to stabilise following the completion of the restructuring exercise undertaken in September 2003. The current focus is on opening up higher-grade panels and reducing costs. Selective mining has re-started at No 6 Shaft, but continued mining at two of the Buffels Shafts – Nos 9 and 11 Shaft – is currently under review. The clean up at the old High Grade Gold Plant has been completed and milling is now concentrated in the South Plant. Further upgrades to the South Plant have been planned to improve efficiencies and further reduce operating costs.

Blyvooruitzicht continued to disappoint in the quarter. Gold production both from the underground section and the Slimes Dam Project was well below budget. Despite the work done by the Stakeholder Task Team established in March, there has been no discernible improvement in either production or operating efficiencies. Consequently, notice of a 60-day review in terms of the Labour Relations Act was given on 28 June 2004.

The principal problem areas have been a shift from Main Reef to Carbon Leader mining, the mining of below-pay limit panels, poor advances per blast, lower than expected mine call factors, increased lock-up in the plant due to the ending of surface rock dump feed to the mill, and poor recoveries from the Slimes Dam Project.

A number of action steps have been initiated at the mine, including the involvement of external consultants, all aimed at restoring previous production levels, following a further poor performance in July. Deon van der Mescht, Divisional Director: SA Operations has left the group.

Australasian Operations

Tolukuma recorded its 16th consecutive month of gold production in excess of 7 000 ounces. The focus of attention has been on near-mine exploration and increasing reserves. Five drill rigs are now working on a number of promising targets both underground and on surface with the result that several new veins have been identified. At year-end, reserves have increased to 203 000 ounces. The aim of the current drilling programme is to further increase the ore reserves.

The Porgera Joint Venture, in which DRD has a 20% interest, continues to deliver strong results and is the principle cash generating business unit in the group, reporting a cash operating profit of US$11.7 million for the quarter. A new exploration target, the Eastern Zone, has been identified and is undergoing a drilling program at present.

DRD’s offer for Emperor Mines Limited closed on 30 July 2004. Acceptances received have increased our shareholding to 45.33% of the company. DRD will now support the Board of Emperor in recapitalising the company and providing managerial back up and guidance. At Emperor’s request, three senior managers have been seconded to the Vatukoula mine in Fiji. A new shareholder, Arduina Holding BV, purchased 14.99% of the shares in Emperor in the open market and have indicated their intention to increase this stake in the near future. Shareholders’ attention is drawn to the announcement by Emperor on 26 July 2004, of its intention to raise A$12.5 million by way of a rights issue.

DRD’s attributable offshore gold production has increased to approximately 350 000 ounces a year against the stated target of 400 000 ounces.

Crown/ERPM Associate

DRD has a 40% interest in these entities, and manages and operates them on behalf of the shareholders. Total gold production for the quarter increased by 10% to 1 960 kilograms (63 016 ounces). During the quarter, an operational review of the ERPM underground operations was undertaken and concluded that continued mining activity is unsustainable, even at a significantly higher Rand gold price. Under these circumstances, the ERPM underground operations have been placed on controlled closure between now and March 2005. Surface mining on the Cason Dump will continue, with treatment through the Knights plant. The surface operation is building up to the design capacity of 200 000 tonnes per month.

ERPM recorded a cash operating profit of US$1.8 million for the quarter, and the proceeds will be used to fund further retrenchment packages, pay creditors and the rehabilitation of this century old mine. As part of the operational review, employee retrenchments have been announced and approximately 2 700 employees will be affected. Retrenchment of the first 900 employees has taken place with the support of the unions and no labour unrest.

The Crown Section surface operation produced a cash operating profit of US$1.8m for the quarter. Following the closure of the ERPM underground section, the surface operation will include the ERPM Cason Dump and will be the only surface retreatment operation on the Witwatersrand. Cash operating costs during the quarter were R70 743 per kilogram (US$334 per ounce). The Crown Section’s life of mine remains at seven years.

Funding of US$8.8 million was advanced to ERPM during the financial year as part of a 60:40 funding arrangement with the Industrial Development Corporation (IDC) and DRD respectively. The funding was part of a capital expenditure programme aimed at improving mining infrastructure and reducing operating costs. Based on the operational review, all further funding was withdrawn by the IDC and DRD. The balance of the loans amounting to US$12.9 million was impaired in this quarter.

Financial (US GAAP)

A loss before taxation and other items of US$24.9 million was recorded for the quarter, following the US$10.7 million profit in the previous quarter. The loss included a quarter on quarter reduction in revenue of US$8.1 million due to the lower gold price and a reduction in output from the South African Operations, impairment charges on mining assets and investments of US$15.3 million and a higher depreciation and amortisation charge of US$12.2 million. The Blyvoor deferred tax asset balance of US$12.4 million has been written off resulting in an increase in the deferred tax expense to US$12.9 million for the quarter. Net loss applicable to stockholders was US$42.3 million for the quarter. Basic loss per share decreased to 18.2 US cents.

Quarter on quarter, stockholders equity decreased to US$84.7 million from US$135.7 million and the current ratio decreased to 0.78 from 1.09. During the quarter, a further 85 000 ounces under the Eskom ‘gold for electricity’ contract, covering the period January 2005 to June 2005, were closed out at a cost of US$5.7 million. A balance of 50 000 ounces, covering the period July 2005 to September 2005, remains under the contract.

Cash and cash equivalents decreased to US$22.5 million from US$47.9 million in the previous quarter. Net cash outflow from operating activities after changes in working capital was US$5.0 million in the current quarter compared to an inflow of US$21.8 million in the previous quarter.

Outlook

The impact of continued Rand strength has become an industry-wide problem in South Africa and one of national importance. Faced with this pressure, we will continue to re-position our assets for the future. Unfortunately, this will inevitably lead to more job losses. DRD has been fortunate to acquire relatively low-cost overseas production (averaging US$200 per ounce this quarter), which has enabled the South Africa mines to be restructured. However, this will not prevent us continuing to further diversify our assets, and grow in the Pacific region where we are now establishing critical mass.

MARK WELLESLEY-WOOD	IAN MURRAY
Executive Chairman	Chief Executive Officer and Chief Financial Officer
10 August 2004

Incorporating the results of all Durban Roodepoort Deep, Limited subsidiaries, including Blyvooruitzicht Gold Mining Company Limited, Buffelsfontein Gold Mines Limited, West Witwatersrand Gold Holdings Limited, Hartebeestfontein Gold Mine (a division of Buffelsfontein Gold Mines Limited), Tolukuma Gold Mines Limited, 20% of the Porgera Joint Venture, and DRD Australasia on a consolidated basis.

The results of Crown Gold Recoveries (Pty) Ltd, which include the East Rand Proprietary Mines Limited, are accounted for on the equity basis.

The financial statements below are prepared in accordance to Generally Accepted Accounting Principles in the United States of America (US GAAP). The accounting policies are, in all material respects, consistent with the annual financial statements for the year ended 30 June 2003.

GROUP INCOME STATEMENTS - US GAAP

FINANCIAL RESULTS

(Unaudited)

	(US$ m) Quarter Jun 2004	(US$ m) Quarter Mar 2004	(US$ m) 12 months to Jun 2004
Revenues
Product sales (Gold revenue)	80.3	88.4	316.2
Cost and expenses	(75.6)	(69.4)	(287.9)
Production costs	(73.8)	(71.9)	(285.5)
Movement in gold in process	0.3	3.0	1.0
Movement in rehabilitation provision	(2.1)	(0.5)	(3.4)
Other operating expenses
Depreciation and amortization	(12.2)	(3.6)	(31.2)
Impairment of mining assets and investments	(15.3)	(1.2)	(16.4)
Employment termination costs	(0.2)	(1.6)	(8.0)
Management and consulting fees	(1.0)	(0.4)	(2.4)
Profit on financial instruments	0.9	2.9	0.8
Administration and general charges	(4.2)	(3.3)	(12.9)
Stock based compensation costs	(0.6)	(0.6)	(2.3)
Administration and general charges	(3.6)	(2.7)	(10.6)
Net operating (loss)/income	(27.3)	11.8	(41.8)
Non-operating income
Interest and dividends	1.4	1.2	5.9
Other income	0.1	0.5	1.9
Finance cost
Interest income/(expense)	0.9	(2.8)	(7.5)
(Loss)/profit before taxation and other items	(24.9)	10.7	(41.5)
Income and mining tax expense	(4.5)	(2.2)	(7.4)
Deferred taxation (expense)/benefit	(12.9)	1.2	(6.9)
Net (loss)/profit applicable to stockholders	(42.3)	9.7	(55.8)
Basic (loss)/profit per share (cents)	(18.2)	4.2	(25.8)
Diluted (loss)/profit per share (cents)	(18.2)	3.2	(25.8)

GROUP CASH FLOW STATEMENTS – US GAAP

ABRIDGED

(Unaudited)

	(US$ m) Quarter Jun 2004	(US$ m) Quarter Mar 2004	(US$ m) 12 months to Jun 2004
Net cash (out)/inflow from operating activities	(10.1)	7.7	(7.7)
Working capital changes	5.1	14.1	19.6
Net cash (used in) investing activities	(4.4)	(7.9)	(94.5)
Net cash (out)/inflow from financing activities	(6.2)	10.2	63.4
Net (decrease)/increase in cash & equivalents	(15.6)	24.1	(19.2)
Effect of exchange rate changes on cash	(9.8)	1.9	(2.7)
Cash and equivalents at beginning of period	47.9	21.9	44.4
Cash and equivalents at end of period	22.5	47.9	22.5

GROUP BALANCE SHEETS - US GAAP

ABRIDGED

(Unaudited)

	(US$ m) Quarter Jun 2004	(US$ m) Quarter Mar 2004
ASSETS
Current assets	58.5	82.9
Cash and cash equivalents	22.5	47.9
Receivables	19.5	18.2
Inventories	16.5	16.8
Mining assets	156.9	168.0
Cost	482.6	480.3
Accumulated depreciation & amortisation	(325.7)	(312.3)
Non-current assets	69.6	80.3
Total assets	285.0	331.2

LIABILITIES & STOCKHOLDERS’ EQUITY
Current liabilities	75.1	76.1
Bank overdraft	1.8	5.7
Accounts payable and accrued liabilities	66.7	63.7
Short-term portion of long-term loans	6.6	6.7
Long-term loans	2.7	3.1
Convertible loan note	57.2	60.4
Derivative instruments	5.1	15.0
Deferred income and mining tax	21.1	6.9
Provision environmental rehabilitation	39.1	34.0
Stockholders’ equity	84.7	135.7
Authorised 300 000 000 ordinary no par value shares 5 000 000 cumulative preference shares
Issued 233 307 667 ordinary no par value shares 5 000 000 cumulative preference shares
Stated capital and share premium	484.1	481.0
Additional paid in capital	40.0	39.4
Cumulative preference shares	0.1	0.1
Minority stockholders’ interest	0.9	—
Accumulated loss	(396.2)	(353.9)
Other comprehensive (loss)/income	(44.2)	(30.9)
Total liabilities & stockholders’ equity	285.0	331.2

CHANGES IN STOCKHOLDERS’ EQUITY - US GAAP

ABRIDGED

(Unaudited)

	(US$ m) Quarter Jun 2004	(US$ m) Quarter Mar 2004	(US$ m) 12 months Jun 2004
Stockholders’ equity at the beginning of the period	135.7	85.6	5.2
Share capital issued	3.6	33.3	126.0
• for acquisition finance and cash	3.2	32.4	123.4
• for share options exercised & issue expenses	(0.2)	0.3	0.3
• for stock based compensation	0.6	0.6	2.3
Movement in retained income	(54.6)	16.8	(46.5)
• (loss)/profit applicable to stockholders	(42.3)	9.7	(55.8)
• minority stockholders interest	0.9	—	0.9
• mark-to-market on investments	1.2	0.3	4.4
• foreign currency adjustments and other	(14.4)	6.8	4.0
Stockholders’ equity at the end of the period	84.7	135.7	84.7

NON-US GAAP FINANCIAL DATA

	Quarter Jun 2004	Quarter Mar 2004	12 months to Jun 2004
Cash cost US$ per ounce	355	318	344
Total cost US$ per ounce	518	357	443

Total Costs and Cash Costs

Total costs is a non-U.S. GAAP measurement that represents the full amount of costs incurred and represents the difference between revenues from gold bullion and related by-products delivered to refineries and profits or losses before taxation and includes the effects of any changes in accounting policy. Total costs per ounce are calculated by dividing total costs by ounces of gold produced.

Cash costs are costs incurred directly in the production of gold and include labor costs, contractor and other related costs, inventory costs and electricity costs. Although described as “cash” costs, this measure is computed under the accrual method of accounting required under U.S. GAAP, but excludes certain non-cash amounts, such as depletion, depreciation and amortization, which are required to be included in measures computed under U.S. GAAP. Cash costs have been calculated on a consistent basis for all periods presented.

Cash costs should not be considered by investors as an alternative to net operating income or net profit applicable to common stockholders or as an alternative to other U.S. GAAP measures and may not be comparable to other similarly titled measures of other companies. However, we believe that cash costs and cash costs per ounce are useful indicators to investors and management of the performance of individual mines and our operations as a whole, as they provide:

•                                          an indication of a mine’s profitability and efficiency;

•                                          the trend in costs as the mine matures;

•                                          a measure of a mine’s gross margin per ounce, by comparison of the cash costs per ounce by mine to the price of gold;

•                                          an internal benchmark of performance to allow for comparison against other mines; and

•                                          a basis for benchmarking against other mining companies with similar assets.

During the annual planning process, cash cost per ounce targets are set for each month by our board of directors. These targets are adjusted for changes in exchange rates on a monthly basis. Variances are analyzed monthly, taking into account volume changes, production and labor efficiencies, price variances and changes of scope. For negative variances, a plan of action is agreed upon by management to address the situation.

The following table lists the components of cash costs for each of the years set forth below:

Costs	Quarter Jun 2004	Quarter Mar 2004	12 months to Jun 2004

Labor	50%	50%	50%
Contractor Services	18%	21%	19%
Inventory	21%	20%	20%
Electricity	11%	9%	11%

Cash costs do not include certain factors that bear on our overall financial performance, including gains and losses on financial instruments, depreciation and amortization and selling, administration and general charges.

A reconciliation of cash costs to total costs for each of the periods included in the table above is presented below. In addition, the table below also provides a reconciliation of cash costs per ounce to total costs per ounce for each of those periods.

(Unaudited)

	Quarter Jun 04		Quarter Mar 2004
	US$ m	US$/oz	US$ m	US$/oz

(Loss)/profit before tax and other items	(24.9)		10.7
Add back: Product sales (Gold revenue)	(80.3)		(88.4)
Total costs	105.2	518	77.7	357
Adjusted for:
Finance income/(expense)	0.9	4	(2.8)	(13)
Non-operating income	1.5	7	1.7	8
Admin and general charges	(4.2)	(21)	(3.3)	(15)
Depreciation and amortisation	(12.2)	(60)	(3.6)	(16)
Impairment of assets and investments	(15.3)	(75)	(1.2)	(6)
Other non-operating costs	(3.6)	(18)	0.7	3
Cash operating costs	72.3	355	69.2	318

	12 months to Jun 04
	US$ m	US$/oz

(Loss)/profit before tax and other items	(41.5)
Add back: Product sales(Gold revenue)	(316.2)
Total costs	357.7	443
Adjusted for:
Finance income/(expense)	(7.5)	(9)
Non-operating income	7.8	10
Admin and general charges	(12.9)	(16)
Depreciation and amortisation	(31.2)	(39)
Impairment of assets and investments	(16.4)	(20)
Other non-operating costs	(19.9)	(25)
Cash operating costs	277.6	344

CONVERSION FACTORS

Balance Sheet: 30 Jun 04	US$1 = R 6.2750

Income Statement average:	Quarter Jun 04

Apr-04	US$1 = R 6.5310
May-04	US$1 = R 6.8075
Jun-04	US$1 = R 6.4482
Quarter	US$1 = R 6.6071

Year to date	US$1 = R 6.9001

Quarter Mar 04

Jan-04	US$1 = R 6.9297
Feb-04	US$1 = R 6.7777
Mar-04	US$1 = R 6.6500

Quarter	US$1 = R 6.7859

SHARE OPTION SCHEME

The following summary provides information in respect of the Durban Roodepoort Deep (1996) Share Option Scheme as at 30/06/2004:

	No. of options	% of issued capital
In issue:	8 345 363	3.6
Options currently vested:	3 342 479	1.4

DIRECTORS - (*British)(**Australian)

Executives :

MM Wellesley-Wood (Executive Chairman)*

IL Murray (Chief Executive Officer and Chief Financial Officer)

Non-executives :

MP Ncholo ; RP Hume ; GC Campbell* ; DC Baker** ; D Blackmur**

Alternate :

A Lubbe

Group Company Secretary : AI Townsend

INVESTOR RELATIONS

For further information, contact Ilja Graulich at :

Tel: (+27-11) 381-7800, Fax: (+27-11) 482-4641,

e-mail: Ilja.graulich@za.drdgold.com,

web site: http://www.durbans.com

45 Empire Road,

Parktown,

South Africa.

P O Box 390,

Maraisburg, 1700,

South Africa.